UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 151 OF THE SECURITIES RULES;

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO INC.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

("Creo")

2. Date of Material Change

February 17, 2004

3. Press Release

Date of Issuance: February 17, 2004

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

Creo today announced the acquisition of a printing plate manufacturing facility in Middleway, West Virginia from Spectratech International, Inc.

5. Full Description of Material Change

Creo today announced the acquisition of a printing plate manufacturing facility in Middleway, West Virginia from Spectratech International, Inc. Under the terms of the transaction, Creo acquires the assets of Spectratech for approximately US$13.3 million and working capital for approximately US$6.0 million. The assets include Spectratech's current plate business, land, manufacturing equipment, factory and storage facilities while working capital consists of inventory and accounts receivable. Creo expects that the acquisition will be initially neutral and becoming accretive to earnings by the end of this calendar year.

Creo will introduce two Creo negative thermal plates based on the acquired plate technology - Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market. Creo will launch both the Fortis and Mirus plates in North America, Europe, the Middle East and Africa immediately and in other regions later this year. The plates will be sold through the Creo global direct sales force as well as existing dealers and distributors.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 118(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Paul Kacir, Corporate Secretary

Creo Inc.

3700 Gilmore Way

Burnaby, B.C. V5G 4M1

Telephone: (604) 453-4343

Facsimile: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 17th day of February 2004.

CREO INC.

Per: "Paul Kacir"

(Authorized Signatory)

Paul Kacir, Corporate Secretary

(Print Name and Title)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 17, 2004